

02003482

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 5 2002

SEC FILE NUMBER
8-47479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MACKENZIE / EDWARD GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

508 UNIVERSITY PLACE
(No. and Street)

GROSSE POINTE, MICHIGAN 48230
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER WEIPERT (313) 884-3345
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.J. BOSSIO & CO., P.C.
(Name — if individual, state last, first, middle name)

28004 CENTER OAKS CT., SUITE 100, WIXOM, MI 48393
(Address) (City) (State) Zip Code)

PROCESSED
MAR 2 0 2002
THOMSON
FINANCIAL

CHECK ONE:
☒ Certified Public Accountant

[illegible] States or any of its possessions.

SEC 1410 (3-91)

Potential persons who [illegible] contained in this form are not required to [illegible]

OATH OR AFFIRMATION

I, Peter M. Weipert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MacKenzie/Edward Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Charles S. Kennedy III
Wayne County, Michigan
My commission expires 11/8/04

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] [illegible] Report.
- [ ] [illegible] found to have existed since the date of the previous audit.

**[illegible]


RECEIVED
MAR 05 2002

MacKenzie/Edward Group, Inc.

Financial Statements

For The Year Ended

December 31, 2001

MacKenzie/Edward Group, Inc.
Table of Contents

Independent Auditor's Report ---------- 1

Statement of Financial Condition ---------- 2

Statement of Income ---------- 3

Statement of Changes in Stockholder's Equity ---------- 4

Statement of Changes in Liabilities Subordinated to Claims and General Creditors ---------- 5

Statement of Cash Flows ---------- 6

Notes to Financial Statements ---------- 7

Supplementary Information ---------- 9

Schedule I: Computation of Net Capital Under Rule 15c3-1 of the SEC ---------- 10

Mackenzie/Edward Group, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash & Cash Equivalents	$	219,863
Investments (Note G)		30,000
Office Equipment		2,964
Accumulated Depreciation		(2,964)
TOTAL ASSETS	$	249,863

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Other Liabilities	$	1,998
Total Liabilities		1,998

STOCKHOLDER'S EQUITY

Common Stock		1,000
Retained Earnings		246,864
Total Stockholder's Equity		247,864
TOTAL LIABILITIES & STOCKHOLDER	$	249,863

The accompanying notes are an integral part of these financial statements.

Mackenzie/Edward Group, Inc.
Statement of Income
For the Year Ended December 31, 2001

Revenue:		
Consulting Fees	$	34,579
Loss on Firm Investments		(24,750)
Dividends		4,379
Total Revenue		14,208
Expenses:		
Regulatory Fees and Expenses		1,597
Other Expenses		8,623
Total Expenses		10,220
Net Income	$	3,988

The accompanying notes are an integral part of these financial statements.

Mackenzie/Edward Group, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2001

Subordinated Liabilities at January 1, 2001	$ 0
Increases	0
Decreases	0
Subordinated Liabilities at December 31, 2001	$ 0

The accompanying notes are an integral part of these financial statements.

Mackenzie/Edward Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

Cash Flow from Operating Activities			
Net Income		$	3,988
Realized Loss on Investments			24,750
Adjustments to Reconcile Cash Flow			
Increase (Decrease) Liabilities			
Credit Card Payable	(2)		
Other Liabilites	1,460		
Total Adjustments			1,458
Cash Provided by Operations			30,196
Cash Flow from Investing Activities			
Equipment Purchase	-		
Cash Used by Investing Activities			-
Cash Flow from Financing Activities			
Stockholder Distributions	-		
Cash Provided by Financing			-
Net Increase in Cash			30,196
Cash at the Beginning of the Year			189,667
Cash at the End of the Year		$	219,863

The accompanying notes are an integral part of these financial statements.

Note D: Cash Flow Information

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

The Company paid nothing for interest for the year ended December 31, 2001.

Since it is an S-Corporation, the Company does not pay income taxes at the corporate level.

Note E: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 the Company had net capital of $215,702.42 which was $210,702.42 in excess of its required net capital of $5,000.00. The Company's net capital ratio was .0029 to 1.

An exemption from Rule 15c3-3 is being claimed based on 15c3-3(k)(2), which says that the rules for 15c3-3 do not apply to a broker or dealer who does not maintain margin accounts or does not perform custodial duties for client securities. Since the Company is exempt, these financial statements do not include the computations required under rule 15c3-3.

Note F: Profit Sharing Plan.

The Company maintains a Defined Contribution Profit Sharing Plan. All employees are covered. The contributions for the year ended December 31, 2001 were based on 15% of compensation. There were no contributions for the year ended December 31, 2001.

Note G: Investments

Investments consist of marketable, but thinly traded common stock and a non-marketable interest in a closely held limited liability company, all recorded on the cost basis, as follows:

Common Stock	$30,000
	$30,000

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2001

Schedule I
Mackenzie/Edward Group, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001

NET CAPITAL		
Total stockholder's equity	$	247,864
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		247,864
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		247,864
Deductions and/or charges		
Non-allowable assets		(30,000)
Net capital before haircuts on securities positions		217,864
Haircuts on securities (computer where applicable, pursuant to rule 15c3-1(f))		
Trading & Investment Securities - Other Securities		(2,557)
Net capital	$	215,307
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Other current liabilities	$	1,998
Items not included in statement of financial condition		-
		1,998
Less adjustment based on special reverse bank accounts		-
Total aggregate indebtedness	$	1,998
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital	$	215,307
Minimum net capital required		5,000
Excess net capital	$	210,307
Excess capital at 1000%	$	215,107
Ratio: Aggregate indebtedness to net capital		.93% to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital as reported in Company's Part II (unaudited) FOCUS report	$	215,502
Audit Adjustment		(395)
Net capital per above	$	215,107

The accompanying notes are an integral part of these financial statements.

Prepared by_______

Reviewed by_______

Mackenzie/Edward Group, Inc.
Adjusting Journal Entries

Reference	Type	Date Account Number	Description	Debit	Credit	Net Income Effect	Workpaper
1	Adjusting	12/31/01					
		3120	Stockholder's Distributions		117,100.00		
		3131	Retained Earnings	117,100.00			
						0.00	
			Remove Shareholder Distributions from Prior Years				
2	Adjusting	12/31/01					
		1112	Savings - Woodward Fund		0.01		
		3131	Retained Earnings	0.01			
						0.00	
			Record Entry from Previous Year				
3	Adjusting	12/31/01					
		1420	Office Equipment		394.80		
		8640	Office Expense	394.80			
						(394.80)	
			Reclassify To Expense				
		TOTAL		117,494.81	117,494.81	(394.80)	